UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    August 12, 2022

Capital Ratio as of June 30, 2022

TOKYO, August 12, 2022 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2022.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios	)

		June 30, 2022		March 31, 2022
			Change
(1)	Total capital ratio (4) / (7)	16.02%	(0.54)%	16.56%
(2)	Tier 1 capital ratio (5) / (7)	15.00%	(0.46)%	15.46%
(3)	Common equity Tier 1 capital ratio (6) / (7)	14.05%	(0.40)%	14.45%
(4)	Total capital	¥ 12,251.0	¥ 267.2	¥ 11,983.8
(5)	Tier 1 capital	11,474.3	288.1	11,186.2
(6)	Common equity Tier 1 capital	10,744.9	286.5	10,458.4
(7)	Risk weighted assets	76,456.2	4,106.2	72,350.1
(8)	Required capital (7) X 8%	6,116.5	328.5	5,788.0
(9)	Leverage Ratio	4.99%	(0.18)%	5.17%

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios	)

		June 30, 2022		March 31, 2022
			Change
(1)	Total capital ratio (4) / (7)	15.09%	(0.69)%	15.78%
(2)	Tier 1 capital ratio (5) / (7)	13.97%	(0.56)%	14.53%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.22%	(0.45)%	12.67%
(4)	Total capital	¥ 10,604.5	¥ 167.4	¥ 10,437.1
(5)	Tier 1 capital	9,817.3	204.5	9,612.8
(6)	Common equity Tier 1 capital	8,588.3	205.6	8,382.7
(7)	Risk weighted assets	70,248.9	4,128.4	66,120.5
(8)	Required capital (7) X 8%	5,619.9	330.3	5,289.6
(9)	Leverage Ratio	4.58%	(0.24)%	4.82%

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios	)

		June 30, 2022		March 31, 2022
			Change
(1)	Total capital ratio (4) / (7)	13.71%	(1.06)%	14.77%
(2)	Tier 1 capital ratio (5) / (7)	12.55%	(0.94)%	13.49%
(3)	Common equity Tier 1 capital ratio (6) / (7)	10.70%	(0.83)%	11.53%
(4)	Total capital	¥ 8,959.1	¥ (184.4)	¥ 9,143.5
(5)	Tier 1 capital	8,201.6	(149.4)	8,351.0
(6)	Common equity Tier 1 capital	6,992.2	(149.4)	7,141.6
(7)	Risk weighted assets	65,326.2	3,430.9	61,895.3
(8)	Required capital (7) X 8%	5,226.1	274.5	4,951.6
(9)	Leverage Ratio	4.16%	(0.35)%	4.51%

Information on capital structure of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation are available on our website at https://www.smfg.co.jp/english/investor/financial/basel_3.html